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                                                                     EXHIBIT 6.6


                       SCHEDULE A TO EMPLOYMENT AGREEMENT
                   BETWEEN CAPRI CORP. AND P. BALASUBRAMANIAN
                             EFFECTIVE JULY 1, 2000


COMPENSATION

A. SALARY. Capri shall pay Officer a salary which would equal on an annualized basis $190,000 per year that he is employed by Capri or any company pursuant to this Employment Agreement, and pro rata for any portion of any year based upon the above annualized rate.

B. INCENTIVE BONUS. In addition to the salary set forth in Section A above, Capri shall pay Officer an incentive bonus with respect to each fiscal year of Capri and its subsidiaries (the "Fiscal Year") commencing in the Fiscal Year this Employment Agreement is entered into, and for each subsequent Fiscal Year during Officer's employment with Capri during which Capri, on a consolidated basis, has "Pre-Tax Net Income" (hereinafter defined). The incentive bonus shall be paid within ninety days (90) days of the close of the Fiscal Year in which such incentive bonus is earned. If the Fiscal Year changes at any time, appropriate adjustments in the incentive bonus shall be made. Officer's incentive bonus pursuant to this Schedule A shall be referred to herein as the "Incentive Bonus". The Incentive Bonus for each Fiscal Year shall be calculated as follows:


                                             Incentive    Percentage of Annualized
                 Pre-Tax Net Income            Bonus         Salary of $190,000
                 ------------------         ----------    ------------------------

                $500,000 to $999,999          $9,500                   5%
            $1,000,000 to $1,499,999         $19,000                  10%
            $1,500,000 to $2,249,999         $41,800                  22%
            $2,250,000 to $2,999,999         $66,500                  35%
            $3,000,000 to $3,999,999         $98,800                  52%
            $4,000,000 to $4,999,999        $133,000                  70%
            $5,000,000 to $5,999,999        $161,500                  85%
                $6,000,000 and above        $190,000                 100%


     Capri shall have its regularly retained independent auditor calculate the Pre-Tax Net Income as of the last day of each Fiscal Year and Officer's Incentive Bonus shall be based on those calculations. For the purposes of this Schedule A to the Employment Agreement:

     (1) "Pre-Tax Net Income" shall mean net income of Capri, on a consolidated basis, determined in accordance with generally accepted accounting principles consistently applied prior to the payment of or allowance for applicable corporate income taxes on such income; provided,



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         however, that Pre-Tax Net Income shall not include income from extraordinary items, as determined pursuant to generally accepted accounting principles.

     (2) In case of any dispute between Capri and Officer as to the amount of the Pre-Tax Net Income, the determination thereof by the independent auditor of Capri shall be binding and conclusive.

C. That certain Schedule A To Employment Agreement Between Capri Corp. And P. Balasubramanian dated July 1, 1999, is hereby superseded and replaced in full by this Schedule A effective July 1, 2000.



Capri Corp.:                                        Officer:


By: /s/ Mehul J. Dave                               By: /s/ P. Balasubramanian
   -------------------------                           -------------------------
   Mehul J. Dave, President                            P. Balasubramanian



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